UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 31, 2019

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: May 29, 2019	By:	/s/ Gali Bar-Ziv
Gali Bar-Ziv President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2019

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at March 31, 2019

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management.  These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at March 31, 2019

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As of March 31, 2019 and December 31, 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	March 31, 2019	December 31, 2018
ASSETS
Current Assets
Cash		$64,533	$233,843
Accounts and grants receivable	5	1,007,443	913,458
Prepaid and other receivables		87,198	101,539
		1,159,174	1,248,840
Non-Current Assets
Property and equipment	6	49,189	53,164
TOTAL ASSETS		$1,208,363	$1,302,004

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		$286,745	$312,034
Accrued liabilities		223,722	167,558
Contract liability	8	230,175	217,259
Lease inducement		43,656	46,559
Loans payable	9	166,612	-
TOTAL LIABILITIES		$950,910	$743,410

Equity
Share capital		$21,914,722	$21,914,722
Share-based payment reserve	11	3,982,925	3,955,167
Accumulated other comprehensive income		(285,622)	(271,245)
Deficit		(25,354,572)	(25,040,050)
TOTAL EQUITY		257,453	558,594
TOTAL EQUITY AND LIABILITIES		$1,208,363	$1,302,004

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 29, 2019.

/s/ Gali Bar-Ziv	/s/ Michael Kraft
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-months ended March 31, 2019, 2018 and 2017

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	2019	2018	2017
Revenue	14	$111,964	$80,355	$597,977

Expenses

Selling, general and administrative		277,003	310,965	231,688
Amortization - intangibles	7	-	-	294,272
Direct costs		44,936	38,120	37,930
Development costs		57,721	257,434	-
Share-based payments		27,758	23,408	-
Depreciation – property and equipment	6	4,410	1,653	1,389
Total Expenses		411,828	631,580	565,279

Income / (Loss) from Operations		(299,864)	(551,225)	32,698

Net Finance Charges
Interest expense		4,231	14,952	9,382
Foreign exchange (gain) / loss		2,867	(29,341)	13,452

Income / (Loss) Before Income Tax		(306,962)	(536,836)	9,864
Income tax expense		7,560	7,257	5,919
Net Profit / (Loss) for the Period		(314,522)	(544,093)	3,945

Other Comprehensive Income

Exchange differences on translating foreign operations gain / (loss)		(14,377)	369	(218)

Total Comprehensive Income / (Loss)		$(328,899)	$(543,724)	$3,727

Earnings / (Loss) per Share
Basic		$(0.00)	$(0.02)	$0.00
Diluted		$(0.00)	$(0.02)	$0.00
Weighted Average Number of Common Shares Outstanding
Basic		35,529,132	35,529,132	35,529,132
Diluted		35,529,132	35,529,132	37,099,039

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month ended March 31, 2019 and 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2018	35,529,192	$21,914,722	$3,792,678	$(303,447)	$(24,850,199)	$553,754
Loss for the period	-	-	-	-	(544,092)	(544,092)
Other comprehensive gain	-	-	-	369	-	369
Share-based payments charged to operations	-	-	23,408	-	-	23,408
Balance as at March 31, 2018	35,529,192	$21,914,722	$3,816,086	$(303,078)	$(25,394,291)	$33,439
Contract adjustment for 2017	-	-	-	-	(85,695)	(85,695)
Gain for the period	-	-	-	-	439,936	439,936
Other comprehensive gain	-	-	-	31,833	-	31,833
Share-based payments charged to operations	-	-	139,081	-	-	139,081
Balance as at December 31, 2018	35,529,192	$21,914,722	$3,955,167	$(271,245)	$(25,040,050)	$558,594
Loss for the period	-	-	-	-	(314,522)	(314,522)
Other comprehensive loss	-	-	-	(14,377)	-	(14,377)
Share-based payments charged to operations	-	-	27,758	-	-	27,758
Balance as at March 31, 2019	35,529,192	$21,914,722	$3,982,925	$(285,622)	$(25,354,572)	$257,453

No preference shares were issued at March 31, 2019, December 31, 2018 and 2017.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three-months ended March 31, 2019, 2018 and 2017

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit / (Loss) for the Period	$(314,522)	$(544,093)	$3,945

Adjustments to Net Profit for Non-Cash Items:

Amortization - intangible	-	-	294,272
Share-based payment	27,758	23,408	-
Lease inducement	(2,903)	-	-
Unrealized foreign exchange gain / (loss)	(14,363)	(2,539)	(13,246)
Depreciation – property and equipment	4,410	1,653	1,389

Operating Profit / (Loss) Before Working Capital Changes	(299,620)	(521,571)	286,360

Working Capital Adjustments:

(Increase)/decrease in accounts and grants receivable	(93,985)	20,189	381,648
(Increase)/decrease in prepaid and other receivables	14,341	95,912	241,517
Increase/(decrease) in accounts payable	(25,288)	(73,549)	(8,852)
Increase/(decrease) in accrued liabilities	56,164	(19,318)	(55,116)
Increase/(decrease) in contract liability	12,916	-	-

Cash Generated from / (used in) Operations	(335,472)	(498,337)	845,557

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on software, web development and content development costs		-	(874,818)
Purchase of property and equipment	(450)	-	-

Net Cash Flows Generated from / (used in) investing activities	(450)	-	(874,818)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans payable	166,612	250,000	685,000
Repayment of loans payable	-	-	(440,000)

Net Cash Flows Generated from / (used in) Financing Activities	166,612	250,000	245,000

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(169,310)	(248,337)	215,739

Cash and Cash Equivalents at the Beginning of the Period	233,843	327,434	84,303

Cash and Cash Equivalents at the End of the Period	$64,533	$79,097	$300,042

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Marketplace. The consolidated financial statements of the Company as at and for the year ended December 31, 2018 comprise the Company and its wholly-owned subsidiaries: Lingo Learning Inc., Lingo Group Limited ELL Technologies Ltd., ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns English’. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies is a global English language learning multi-media and online training company. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered and records office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has incurred significant losses recurring over the years. This raises the doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance or debt borrowing or through cash flow generated from sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

The condensed consolidated interim financial statements for the period ended March 31, 2019 were approved and authorized by the Board of Directors on May 29, 2019.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at March 31, 2019. Control exists when the Company is exposed to or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

2.	BASIS OF PREPRATION (Cont’d)

2.3	Basis of consolidation (Cont’d)

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency
●	Determination of expected credit loss
●	Recognition of internally developed intangibles
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2018.

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	March 31, 2019	December 31, 2018
Trade receivable	$952,443	$913,458
Government grants receivable	55,000	-
	$1,007,443	$913,458

As at March 31, 2019, the Company had accounts receivable of $857,559 (2018 - $813,892) great than 30 days overdue and not impaired.

6.	PROPERTY AND EQUIPMENT

	Computer and office equipment	Leasehold Improvements	Total
Cost, January 1, 2018	$89,787	$-	$89,787
Effect of foreign exchange	321	-	321
Cost, March 31, 2018	$90,108	-	$90,108
Additions	7,839	33,180	41,019
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(72)	-	(72)
Cost, December 31, 2018	$85,749	$33,180	$131,055
Additions	450	-	450
Effect of foreign exchange	(283)		(283)
Cost, March 31, 2019	$85,916	$33,180	$119,096

Accumulated depreciation, January 1, 2018	$59,098	$-	$59,098
Charge for the period	1,653	-	1,653
Effect of foreign exchange	295	-	295
Accumulated depreciation, March 31, 2018	$61,046	$-	$61,046
Charge for the period	5,103	11,613	16,716
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	129	-	129
Accumulated depreciation, December 31, 2018	$54,152	$11,613	$77,891
Charge for the period	1,507	2,903	4,410
Effect of foreign exchange	(268)	-	(268)
Accumulated depreciation, March 31, 2019	$55,391	$14,516	$69,907

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

6.	PROPERTY AND EQUIPMENT (Cont’d)

Net book value, January 1, 2018	$30,689	$-	$30,689
Net book value, March 31, 2018	$29,062	$-	$29,062
Net book value, December 31, 2018	$31,597	$21,567	$53,164
Net book value, March 31, 2019	$30,525	$18,664	$49,189

7.	INTANGIBLES

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2017	$9,239,088	$1,477,112	$2,474,020	$13,190,219
Additions	306,317	-	568,501	874,818
Cost, March 31, 2017	9,545,405	1,477,122	3,042,521	14,065,037
Impairment	(306,317)	-	(568,501)	(874,818)
Cost, December 31, 2017	9,239,088	1,477,112	2,474,020	13,190,219
Cost, March 31, 2018 and 2019	$9,239,088	$1,477,112	$2,474,020	$13,190,219
Accumulated depreciation, January 1, 2017	$8,229,946	$1,477,112	$483,152	$10,190,210
Charge for the period	170,571	-	123,701	294,272
Accumulated depreciation, March 31, 2017	8,400,517	$1,477,112	606,853	10,484,482
Charge for the period	386,553	-	371,103	757,655
Impairment	452,018	-	1,496,064	1,948,802
Accumulated depreciation, December 31, 2017	9,239,088	1,477,112	2,474,020	13,190,219
Accumulated depreciation, March 31, 2018 and 2019	$-	$-	$-	$-
Net book value, December 31, 2017	$-	$-	$-	$-
Net book value, March 31, 2018 and 2019	$-	$-	$-	$-

The Company began commercial production and sale of its services and products in 2009. The Company continued to maintain and upgrade its ELL Technologies’ suite of products. The development cost has been recorded as expense since 2017. The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of five these products.

The Company previously capitalized all development costs related to its software web development, content platform, and content development through to December 31, 2016.  During the year ended December 31, 2017, there was uncertainty with respect to feasibility and profitability of the projects due to sales not achieving forecasted levels and a resulting decline in expected future cash flows from their intended use.  Consequently, the benefit of these development costs may not be realized as soon as previously expected and, as such, the costs incurred during the quarter ended March 31, 2019 were expensed rather than capitalized as they did not meet the criteria for capitalization. Furthermore, management carried out an impairment test for the unamortized development costs as at December 31, 2017. The recoverable amount of the CGU that included these development costs was tested for impairment.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

8.	CONTRACT LIABILITIES

The following table presents changes in the contract liabilities balance:

Balance, December 31, 2017	$-
Adjustment on initial application of IFRS 15	90,860
Adjusted balance, January 1, 2018	90,860
Amounts invoices and revenue deferred as at December 31, 2018	207,073
Recognition of deferred revenue included in the adjusted balance at the beginning of the period	(80,673)
Balance, December 31, 2018	$217,259
Amounts invoices and revenue deferred as at March 31, 2019	(86,633)
Recognition of deferred revenue included in period	99,549
Balance, March 31, 2019	$230,175

9.	LOANS PAYABLE

	March 31, 2019	December 31, 2018
Loans payable, interest bearing at 12% per annum and monthly interest payments, due on demand(i)	$166,612	$-
	$166,612	$-

(i)	The Company received an unsecured bridge loan in the first quarter of 2019. Included in loans payable are loans amounting to $161,612 (2018 – $550,000) to related parties as disclosed in Note 18.

10.	SHARE CAPITAL

Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

11.	SHARE-BASED PAYMENT RESERVE

In December 2017, the Company amended its stock option plan (the “2017 Plan”). The 2017 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2017 Plan is limited to 7,105,838 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan, the 2009 Plan and the 2011 Pan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2017 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

11.	SHARE-BASED PAYMENT RESERVE (Cont’d)

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2017 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2017 Plan or may terminate it at any time.

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Warrant Remaining Contract Life (Yrs)
Outstanding as at January 1, 2018	3,999,000	$0.23	2.77
Outstanding as at March 31, 2018	3,999,000	$0.23	2.52
Granted	2,920,000	0.07	2.89
Expired	(25,000)	0.23	-
Forfeited	(90,000)	0.23	-
Outstanding as at December 31, 2018	6,804,000	$0.19	2.26
Granted	1,200,000	$0.07	2.85
Forfeited	(442,000)	$0.22	-
Outstanding as at March 31, 2019	7,562,000	$0.13	2.17

Options exercisable as at March 31, 2018	3,108,625	$0.21
Options exercisable as at December 31, 2018	4,566,000	$0.19
Options exercisable as at March 31, 2019	4,852,001	$0.16

The weighted average remaining contractual life for the stock options outstanding as at March 31, 2019 was 2.17 years (2018 – 2.52 years, 2017 – 0.61 years). The range of exercise prices for the stock options outstanding as at March 31, 2019 was $0.07 - $0.23 (2018 - $0.20 - $0.23, 2017 - $0.14 - $0.24). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during the period has been estimated at $0.05 (2018 - $0.12, 2017 - $Nil) using the Black-Scholes option-pricing model.

The vesting period on the options granted on February 4, 2019 will be vested three months after grant date and will be vested quarterly.

The vesting periods on the options granted on December 20, 2018 are as follows, 25% vest on November 20, 2018, the remaining vest quarterly over 9 months, commencing three months after grant date. In 2017, 1,995,000 options were vested immediately upon issuance, 185,000 stock options will vest upon achievements of non-market conditions, 1,832,000 stock options were vesting quarterly over 3 years, commencing three months after grant date. In 2016, the options vested nine months after grant date.

The pricing model assumes the weighted average risk free interest rates of 2.19% (2018 – 1.39%, 2017 – 0.44%) weighted average expected dividend yields of nil (2018 – nil, 2017 – nil), the weighted average expected common stock price volatility (based on historical trading) of 105% (2018 – 97%, 2017 – 78.9%), a forfeiture rate of 0% (2018 – 0%, 2017 – 0%), a weighted average stock price of $0.07 (2018 - $0.20, 2017 - $0.69), a weighted average exercise price of $0.07 (2018 - $0.21, 2017 - $0.69), and a weighted average expected life of 2.85 years (2018 – 3 years, 2017 – 3 years), which were estimated based on past experience with options and option contract specifics.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

12.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $56,331 (2018 - $60,101), relating to the Company's publishing and software projects. At the end of the period, $55,000 (March 31, 2018 - $77,556) is included in accounts and grants receivable.

The government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

13.	FINANCIAL INSTRUMENTS

a.	Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

b.	Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

c.	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $22,430 (2018 - $33,972) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at March 31, 2019 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of March 31, 2019 are as follows:

	March 31, 2019	March 31, 2018
	USD	USD
Cash	12,984	12,304
Accounts receivable	699,419	673,099
Accounts payable	66,249	45,687

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

13.	FINANCIAL INSTRUMENTS (Cont’d)

d.	Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At March 31, 2019, the Company had cash of $64,533 accounts and grants receivable of $1,007,443 and prepaid and other receivables of $87,198 to settle current liabilities of $950,910.

e.	Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at March 31, 2019, the Company has outstanding receivables of $1,007,443 (2018 - $872,722). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

14.	MAJOR CUSTOMER

The Company had sales to a major customer in the period ended in March 31, 2019 and March 31, 2018, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the year was 28% (2018 – 56%, 2017 – 13%) and the total percentage of accounts receivable at March 31, 2019 was 86% (2018 – 89%, 2017 – 37%).

15.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2019 or 2018.

16.	SEGMENTED INFORMATION AND REVENUE

The Company operates two distinct reportable business segments as follows:

License of intellectual property: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

16.	SEGMENTED INFORMATION AND REVENUE (Cont’d)

Online and offline Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. The Company also provides Offline licenses for the right to use perpetual language-learning.

Transactions between operating segments and reporting segment are recorded at the exchange amount and eliminated upon consolidation.

Segmented Information (Before Other Financial Items Below)

March 31, 2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$166,183	$991,858	$50,322	$1,208,363
Segmented liabilities	326,088	176,976	447,846	950,910
Segmented revenue - online	80,296	-	-	80,296
Segmented revenue – offline	-	-	-	-
Segmented revenue - royalty	207	31,461	-	31,668
Segmented direct costs	23,005	21,931	-	44,936
Segmented selling, general & administrative	58,525	99,964	118,515	277,003
Segmented other expense	2,843	8,948	179	11,970
Segmented loss	(61,589)	(99,383)	(118,694)	(279,666)

March 31, 2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$112,925	$954,906	$100,176	$1,168,007
Segmented liabilities	103,105	161,060	870,403	1,134,568
Segmented revenue	35,612	44,743	-	80,355
Segmented direct costs	17,250	20,870	-	38,120
Segmented selling, general & administrative	87,407	39,478	184,080	310,965
Segmented other expense	430	8,257	223	8,910
Segmented loss	(326,909)	(23,862)	(184,302)	(535,073)

March 31, 2017	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$5,357,137	$1,342,105	$648,669	$7,347,911
Segmented liabilities	144,785	191,804	562,562	899,151
Segmented revenue	518,787	79,190	-	597,977
Segmented direct costs	16,049	21,881	-	37,930
Segmented selling, general & administrative	100,540	(38,604)	169,752	231,688
Segmented profit (loss)	107,850	88,959	(170,030)	26,779

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

16.	SEGMENTED INFORMATION AND REVENUE (Cont’d)

Other Financial Items	2019	2018	2017
Online English Language Learning segmented income (loss)	$(61,589)	$(326,909)	$107,850
Print-Based English Language Learning segmented income (loss)	(99,383)	(23,862)	88,959
Head office	(118,694)	(184,302)	(170,031)
Foreign exchange	(2,867)	29,341	(13,452)
Interest expense	(4,231)	(14,952)	(9,382)
Share-based payment	(27,758)	(23,408)	-
Other comprehensive income (loss)	(14,377)	369	(218)
Total Comprehensive Income (Loss)	$(328,899)	$(543,723)	$3,727

Identifiable Non-Current Assets by Geographic Region

	2019	2018	2017
Canada	$48,585	$28,415	$7,347,454
China	604	647	457
	$49,189	$29,062	$7,347,911

Revenue by Geographic Region

	2019	2018	2017
Latin America	$66,118	$17,759	$482,775
China	34,162	54,495	103,296
Other	11,684	8,101	11,906
	$111,964	$80,355	$597,977

17.	SUPPLEMENTAL CASH FLOW INFORMATION

	2019	2018	2017
Income taxes and other taxes paid	$7,560	$7,257	$5,919
Interest paid	$2,955	$893	$9,382

18.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $33,829 (2018 - $48,800, 2017 - $6,434) to the corporations with director or officer in common for rent, administration, office charges and telecommunications.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

March 31, 2019

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

18.	RELATED PARTY BALANCES AND TRANSACTIONS (Cont’d)

(b)

Key management compensation was $78,000 (2018 – $82,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company. At the end of the period, this amount is deferred and included in accrued liability.

(c)

At March 31, 2019, the Company had loans payable due to two corporations controlled by the officers of the Company in the amount of $161,612 (2018 - $230,000) bearing interest at 12% per annum. Interest expense related to these loans is $1,249 (2018 - $4,622) and included in accrued liability.